SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tectonic Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87877Q 109

(CUSIP Number)

A. Haag Sherman

Chief Executive Officer

16200 Dallas Parkway, Suite 190

Dallas, Texas 75248

(972) 720-9000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

May 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS A. Haag Sherman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,151,000(*)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,151,000(*)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,151,000(*)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.21%
14	TYPE OF REPORTING PERSON (See Instructions) IN, PN, OO

* Mr. Sherman is the sole trustee of, and has voting power over the shares held by, The Sherman 2018 Irrevocable Trust and is the Chief Executive Officer of the general partner of, and has voting power over the shares held by, Sherman Tectonic FLP LP.

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Sherman Tectonic FLP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 380,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 380,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.70%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS The Sherman 2018 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,751,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,751,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,751,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.22%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS George L. Ball
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 208,457
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 208,457
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.12%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Darrell W. Cain
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Steven B. “Brad” Clapp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Thomas R. Sanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Daniel C. Wicker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Steven L. Cain
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Judson S. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Brian R. Bortz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Timothy B. Greaves
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Toni D. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Don A. Sanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 153,600
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.30%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Don A. Sanders Children’s Trust dtd 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,714
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 109,714
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,714
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.64%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Don Weir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,714(*)
	8	SHARED VOTING POWER 43,886
	9	SOLE DISPOSITIVE POWER 109,714(*)
	10	SHARED DISPOSITIVE POWER 43,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.30%
14	TYPE OF REPORTING PERSON (See Instructions) IN, OO

* Mr. Weir is the sole trustee of, and has voting power over the shares held by, Don A. Sanders Children’s Trust dtd 2003

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Julie Ellen Weir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,886
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,886
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.66%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Christopher K. Pittman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,829
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,829
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,829
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.99%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Ben T. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,829
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,829
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,829
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.99%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Erick G. R. Kuebler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,857
	8	SHARED VOTING POWER 52,972
	9	SOLE DISPOSITIVE POWER 12,857
	10	SHARED DISPOSITIVE POWER 52,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,829
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.99%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Wendi M. Kuebler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Michelle Baird
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,471
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,471
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,471
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Charles Loretto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,775
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 93,775
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,775
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.40%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Hunter Satterfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,775
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,775
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,775
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.81%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Patrick Howard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,250(*)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,250(*)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,250(*)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Includes options covering 100,000 shares of our common stock, 50,000 of which vest on the earlier of Mr. Howard’s termination by the Issuer without cause, a change in control or May 15, 2020 and 50,000 of which vest on the earlier of Mr. Howard’s termination by the Issuer without cause, a change in control or May 15, 2021.

Explanatory Note

On May 14, 2019, Tectonic Financial, Inc., a Texas corporation (the “Issuer”), completed its initial public offering (“IPO”) in which it sold shares of its 9.00% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share (the “Series B preferred stock”), with a liquidation preference of $10.00. The Series B preferred stock is listed on the NASDAQ Global Market under the symbol “TECTP.” The Series B preferred stock is not entitled to vote, unless otherwise provided by applicable law, and accordingly, any such holdings by the Reporting Persons (as defined below) is excluded from this Schedule 13D.

As indicated in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2019 pursuant to Rule 424(b) of the Securities Act of 1933, as amended, in connection with the IPO, the Issuer is a “controlled company,” as defined by the NASDAQ Marketplace Rules. This Schedule 13D is being filed voluntarily in order to satisfy the requirement under the NASDAQ Marketplace Rules that the Reporting Persons must publicly file notice that they are a group.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer. The principal executive offices of the Issuer are located at 16200 Dallas Parkway, Suite 190, Dallas, Texas 75248. The Common Stock is not listed on any market or exchange, and it is not registered with the SEC. The Common Stock is entitled to one vote per share.

All beneficial ownership and voting percentage calculations in this Schedule 13D with respect to the Common Stock are based on 6,678,750 shares of Common Stock outstanding as of December 31, 2019, which includes options covering an aggregate of 110,000 shares of Common Stock, which may become vested within the next 60 days. All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background

(a)     This Schedule 13D is being filed by or on behalf of A. Haag Sherman, Sherman Tectonic FLP LP (the “Sherman LP”), The Sherman 2018 Irrevocable Trust (the “Sherman Trust”), George L. Ball, Darrell W. Cain, Steven B. “Brad” Clapp, Thomas R. Sanders, Daniel C. Wicker, Steven L. Cain, Judson S. Crawford, Brian R. Bortz, Timothy B. Greaves, Toni D. Lee, Don A. Sanders, Don A. Sanders Children’s Trust dtd 2003 (the “Sanders Trust”), Don Weir, Julie Ellen Weir, Christopher K. Pittman, Ben T. Morris, Erick G. R. Kuebler, Wendi M. Kuebler, Michelle Baird, Charles Loretto, Hunter Satterfield and Patrick Howard (each a “Reporting Person” and, collectively, the “Reporting Persons”).

The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as defined and described in Item 6. The Reporting Persons are jointly filing this Schedule 13D pursuant to that certain Joint Filing Agreement, dated as of February 7, 2020, as described in more detail in Item 6 below.

(b)     The address of each of the Reporting Persons is c/o 16200 Dallas Parkway, Suite 190, Dallas, Texas 75248.

(c)     The principal business or occupation of each of the Reporting Persons is as follows:

Reporting Person	Principal Business/Occupation
A. Haag Sherman	Chief Executive Officer of the Issuer
Sherman LP	To invest the assets of Sherman LP for the benefit of its beneficiaries
Sherman Trust	To invest the assets of the Sherman Trust for the benefit of its beneficiaries
George L. Ball	Executive Co-Chairman of the Issuer
Darrell W. Cain	Partner of Cain, Watters & Associates, LLC (“Cain Watters”)
Brad Clapp	Partner at Cain Watters
Thomas R. Sanders	Partner at Cain Watters
Daniel C. Wicker	Partner at Cain Watters
Steven L. Cain	Partner at Cain Watters
Judson S. Crawford	Partner at Cain Watters
Brian R. Bortz	Partner at Cain Watters
Timothy B. Greaves	Partner at Cain Watters
Toni D. Lee	Partner at Cain Watters
Don A. Sanders	Employee of Sanders Morris Harris LLC (“Sanders Morris”)
Sanders Trust	To invest the assets of the Sanders Trust for the benefit of its beneficiaries
Don Weir	Employee of Sanders Morris
Julie Ellen Weir	Spouse of Don Weir
Christopher K. Pittman	Employee of Sanders Morris
Ben T. Morris	Employee of Sanders Morris
Erick G. R. Kuebler	Employee of Sanders Morris
Wendi M. Kuebler	Spouse of Erick G. R. Kuebler
Michelle Baird	Employee of Tectonic Advisors, LLC
Charles Loretto	Partner at Cain Watters
Hunter Satterfield	Partner at Cain Watters
Patrick Howard	President and Chief Operating Officer of the Issuer

(d), (e)     During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of the Sherman Trust and Sanders Trust is a trust organized under the laws of the State of Texas. Sherman LP is a limited partnership organized under the laws of the State of Texas. Each of A. Haag Sherman, George L. Ball, Darrell W. Cain, Brad Clapp, Thomas R. Sanders, Daniel C. Wicker, Steven L. Cain, Judson S. Crawford, Brian R. Bortz, Timothy B. Greaves, Toni D. Lee, Don A. Sanders, Don Weir, Julie Ellen Weir, Christopher K. Pittman, Ben T. Morris, Erick G. R. Kuebler, Wendi M. Kuebler, Michelle Baird, Charles Loretto, Hunter Satterfield and Patrick Howard is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

This filing does not reflect any recent purchase of Common Stock by the Reporting Persons. Rather, this filing is being made due to the combination of the Reporting Persons for the purpose of forming a group as set forth in Item 4.

The Issuer was formed on October 25, 2016, at which time it issued one share of Common Stock to Tectonic Holdings, LLC (“Tectonic Holdings”). On May 15, 2017, in connection with the Issuer’s acquisition of T Bancshares, Inc. (the “acquisition”), the Issuer distributed as a corporate stock dividend shares of its Common Stock to the Reporting Persons in the following amounts (which also reflects the respective number of common units that the Reporting Persons owned in Tectonic Holdings prior to the Merger (as defined below)):

Reporting Person	Initial Ownership
A. Haag Sherman	2,151,000
Sherman LP	380,500
Sherman Trust	1,751,000
George L. Ball	208,457
Darrell W. Cain	215,100
Brad Clapp	210,100
Thomas R. Sanders	215,100
Daniel C. Wicker	215,100
Steven L. Cain	215,100
Judson S. Crawford	215,100
Brian R. Bortz	215,100
Timothy B. Greaves	215,100
Toni D. Lee	215,100
Don A. Sanders	153,600
Sanders Trust	109,714
Don Weir	153,600
Julie Ellen Weir	43,886
Christopher K. Pittman	65,829
Ben T. Morris	65,829
Erick G. R. Kuebler	65,829
Wendi M. Kuebler	52,972
Michelle Baird	23,471
Charles Loretto	93,775
Hunter Satterfield	53,775
Patrick Howard	500

In connection with the acquisition, Mr. Howard was awarded stock options to acquire 100,000 shares of Common stock.

On May 13, 2019, Tectonic Holdings merged with and into the Issuer (the “Merger”). In the Merger, each common unit of Tectonic Holdings outstanding immediately prior to the effective time of the Merger was converted into one share of Common Stock, and each option to purchase one Tectonic Holdings common unit was converted into an option to purchase one share of Common Stock. Immediately after consummation of the Merger, the Company effected a 1-for-2 reverse stock split, which resulted in 6,568,750 shares of Common Stock outstanding as of May 14, 2019.

Item 4. Purpose of the Transaction

Each Reporting Person has been a long-time beneficial owner of shares of Common Stock. The shares of Common Stock held by each of the Reporting Persons have been held without any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer.

The Issuer completed its IPO and related listing of its Series B preferred stock on the NASDAQ Global Market on May 14, 2019.

The Reporting Persons, which own collectively and in the aggregate more than 50% of the outstanding Common Stock of the Issuer after the IPO, entered into a Right of First Refusal to form a group so that the Issuer will qualify as a “controlled company” under applicable NASDAQ Marketplace Rules. Under such rules, NASDAQ listed issuers that qualify as controlled companies may avail themselves of certain corporate governance exemptions involving board and committee independent director requirements. Except for the foregoing, the Reporting Persons do not have any arrangement, relationship, understanding or agreement among them for the purpose of holding or disposing of any of such Common Stock.

Other than in connection with the contracts, arrangements, understandings or relationships with respect to securities of the Issuer described in Item 6 below, there are no other plans or proposals that would result in the acquisition of additional securities or disposition of additional securities of the Issuer.

Except as described above in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right, however, to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine in their sole discretion.

Item 5. Interest in Securities of the Issuer

(a), (b)      The Reporting Persons may be deemed to beneficially own an aggregate of 5,071,315 shares of Common Stock, or 75.93% of the outstanding shares of Common Stock. This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.

(i)

2,151,000 shares, or 32.21% of the outstanding shares of Common Stock, by A. Haag Sherman, for which he has sole voting and dispositive power, including 1,751,000 shares of Common Stock as trustee of the Sherman Trust, 380,500 shares of Common Stock as the chief executive officer of the general partner of the Sherman LP and 19,500 shares of Common Stock held in an individual retirement account (“IRA”) for his benefit;

(ii)	208,457 shares, or 3.12% of the outstanding shares of Common Stock, by George L. Ball, for which he has sole voting and dispositive power;

(iii)

215,100 shares, or 3.22% of the outstanding shares of Common Stock, by Darrell W. Cain, for which he has sole voting and dispositive power, including 10,000 shares of Common Stock held in an IRA for his benefit;

(iv)

215,100 shares, or 3.22% of the outstanding shares of Common Stock, by Brad Clapp, for which he has sole voting and dispositive power, including 5,000 shares of Common Stock held in an IRA for his benefit and 5,000 shares of Common Stock held in an IRA for the benefit of his spouse;

(v)	215,100 shares, or 3.22% of the outstanding shares of Common Stock, by Thomas R. Sanders, for which he has sole voting and dispositive power;

(vi)	215,100 shares, or 3.22% of the outstanding shares of Common Stock, by Daniel C. Wicker, for which he has sole voting and dispositive power;

(vii)

215,100 shares, or 3.22% of the outstanding shares of Common Stock, by Steven L. Cain, for which he has sole voting and dispositive power, including 20,000 shares of Common Stock held in an IRA for his benefit;

(viii)

215,100 shares, or 3.22% of the outstanding shares of Common Stock, by Judson S. Crawford, for which he has sole voting and dispositive power, including 6,992 shares of Common Stock held in an IRA for his benefit;

(ix)

215,100 shares, or 3.22% of the outstanding shares of Common Stock, by Brian R. Bortz, for which he has sole voting and dispositive power, including 10,000 shares of Common Stock held in an IRA for his benefit;

(x)	215,100 shares, or 3.22% of the outstanding shares of Common Stock, by Timothy B. Greaves, for which he has sole voting and dispositive power;

(xi)	215,100 shares, or 3.22% of the outstanding shares of Common Stock, by Toni D. Lee, for which she has sole voting and dispositive power;

(xii)	153,600 shares, or 2.30% of the outstanding shares of Common Stock, by Don A. Sanders, for which he has sole voting and dispositive power;

(xiii)

153,600 shares, or 2.30% of the outstanding shares of Common Stock, by Don Weir, including 109,714 shares with sole voting and dispositive power as trustee of the Sanders Trust and 43,886 shares with shared voting and dispositive power with Julie Ellen Weir;

(xiv)	43,886 shares, or 0.66% of the outstanding shares of Common Stock, by Julie Ellen Weir for which she has shared voting and dispositive power with Don Weir;

(xv)

65,829 shares, or 0.99% of the outstanding shares of Common Stock, by Christopher K. Pittman, for which he has sole voting and dispositive power, including 12,857 shares of Common Stock held in an IRA for his benefit;

(xvi)	65,829 shares, or 0.99% of the outstanding shares of Common Stock, by Ben T. Morris, for which he has sole voting and dispositive power;

(xvii)

65,829 shares, or 0.99% of the outstanding shares of Common Stock, by Erick G. R. Kuebler, including 12,587 shares of Common Stock held in an IRA for his benefit over which he has sole voting and dispositive power and 52,972 shares of Common Stock for which he has shared voting and dispositive power with his spouse, Wendi M. Kuebler;

(xviii)	52,972 shares, or 0.79% of the outstanding shares of Common Stock, by Wendi M. Kuebler, for which she has shared voting and dispositive power with her spouse, Erick G. R. Kuebler;

(xix)	23,471 shares, or 0.35% of the outstanding shares of Common Stock, by Michelle Baird, for which she has sole voting and dispositive power;

(xx)

93,775 shares, or 1.40% of the outstanding shares of Common Stock, by Charles Loretto, for which he has sole voting and dispositive power, including 80,000 shares of Common Stock held in an account for his benefit;

(xxi)	53,775 shares, or 0.81% of the outstanding shares of Common Stock, by Hunter Satterfield, for which he has sole voting and dispositive power; and

(xxii)

100,250 shares, or 1.50% of the outstanding shares of Common Stock, by Patrick Howard, including 250 shares of Common Stock for which he has sole voting and dispositive power and stock options covering 100,000 shares of Common Stock.

(c)     None of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)     Except as otherwise set forth herein, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On February 7, 2020, the Reporting Persons entered into a Right of First Refusal, pursuant to which the Reporting Persons have agreed to offer their shares of Common Stock to the Issuer and to one another before offering them to a third party. A copy of the Right of First Refusal is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 7, 2020, the Reporting Persons entered into a Joint Filing Agreement, pursuant to which the Reporting Persons have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Additionally, certain of the Reporting Persons have pledged their interests in the shares of Common Stock as collateral for loans from third-party financial institutions pursuant to various loan agreements.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

24.1	Power of Attorney, dated February 7, 2020, appointing A. Haag Sherman, Patrick Howard and Ken Bramlage as Attorneys-in-Fact for the Reporting Persons
99.1	Right of First Refusal, dated February 7, 2020, by and among the Company and the Reporting Persons
99.2	Joint Filing Agreement, dated February 7, 2020, by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

By:	/s/ By Ken Bramlage as Attorney-in-Fact for A. Haag Sherman
Name: A. Haag Sherman

THE SHERMAN 2018 IRREVOCABLE TRUST

By:	/s/ By Ken Bramlage as Attorney-in-Fact for A. Haag Sherman
Name: A. Haag Sherman, Trustee

SHERMAN TECTONIC FLP LP

By:	/s/ By Ken Bramlage as Attorney-in-Fact for A. Haag Sherman
Name: A. Haag Sherman, CEO of the general partner of Sherman Tectonic FLP LP

By:	/s/ By Ken Bramlage as Attorney-in-Fact for George L. Ball
Name: George L. Ball

By:	/s/ Darrell W. Cain
Name: Darrell W. Cain

By:	/s/ Steven B. Clapp
Name: Steven B. Clapp

By:	/s/ Thomas R. Sanders
Name: Thomas R. Sanders

By:	/s/ Daniel C. Wicker
Name: Daniel C. Wicker

By:	/s/ Steven L. Cain
Name: Steven L. Cain

By:	/s/ Judson S. Crawford
Name: Judson S. Crawford

By:	/s/ Brian R. Bortz
Name: Brian R. Bortz

By:	/s/ Timothy D. Greaves
Name: Timothy D. Greaves

By:	/s/ Toni D. Lee
Name: Toni D. Lee

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Don A. Sanders
Name: Don A. Sanders

Signature Page to Schedule 13D - 1

DON A. SANDERS CHILDREN’S TRUST DTD 2003

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Don Weir
Name: Don Weir, Trustee

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Don Weir
Name: Don Weir

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Julie Ellen Weir
Name: Julie Ellen Weir

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Christopher K. Pittman
Name: Christopher K. Pittman

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Ben T. Morris
Name: Ben T. Morris

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Erick G. R. Kuebler
Name: Erick G. R. Kuebler

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Wendi M. Kuebler
Name: Wendi M. Kuebler

By:	/s/ Michelle Baird
Name: Michelle Baird

By:	/s/ Charles Loretto
Name: Charles Loretto

By:	/s/ Hunter Satterfield
Name: Hunter Satterfield

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Patrick Howard
Name: Patrick Howard

Signature Page to Schedule 13D - 2